Jupiter Neurosciences, Inc.

1001 North US Hwy 1, Suite 504

Jupiter, Florida 33477

April 22, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Doris Stacey Gama

Re:	Jupiter Neurosciences, Inc.
Registration Statement on Form S-3
Filed April 16, 2026
File No. 333-295085 (the “Registration Statement”)
Acceleration Request

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, Jupiter Neurosciences, Inc. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission accelerate the effective date of the above-referenced Registration Statement to April 24, 2026, at 4:00 p.m., Eastern Time, or as soon as thereafter practicable.

The cooperation of the staff in meeting the timetable described above is very much appreciated.

Please contact Jeffrey D. Cohan of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Registrant, at (212) 692-6710 with any questions regarding this request.

Very truly yours,

Jupiter Neurosciences, Inc.

/s/ Christer Rosén
Christer Rosén
Chairman of the Board and Chief Executive Officer

cc:	Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Jeffrey D. Cohan, Esq.
Jeffrey P. Schultz, Esq.